                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                 CNH Global N.V.
                           (formerly New Holland N.V.)
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                                (Name of Issuer)

                  Common Shares, par value Euro 2.25 per share
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                         (Title of Class of Securities)

                                   N20935 20 6
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                                 (CUSIP Number)

                               Craig B. Brod, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .N20935 20 6

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     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).
        ............Fiat Netherlands Holding N.V. (formerly Iveco N.V.)

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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ....................................................................
        (b) ....................................................................

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     3. SEC Use Only ...........................................................

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     4. Source of Funds (See Instructions)

        ........................................................................

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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) .................
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     6. Citizenship or Place of Organization ...
        Fiat Netherlands Holding N.V. is organized under the laws of the Kingdom of The Netherlands
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                  7. Sole Voting Power .........................................
Number of     ------------------------------------------------------------------
Shares
Beneficially      8. Shared Voting Power .......
Owned by
Each                 211,866,037* ..............................................
Reporting     ------------------------------------------------------------------
Person With
                  9. Sole Dispositive Power ....................................
              ------------------------------------------------------------------

     10. Shared Dispositive Power

         211,866,037* ..........................................................
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     11. Aggregate Amount Beneficially Owned by Each Reporting Person ..........

         211,866,037*
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) .....................................................
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     13. Percent of Class Represented by Amount in Row (11) ....................

         91.1%*
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     14. Type of Reporting Person (See Instructions)
         .......................................................................
         ...............CO......................................................
         .......................................................................
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* The number of shares reflected in rows 8, 10 and 11 and the percentage reflected in row 13 assume the full conversion of Series A Preference Shares of the issuer as described in Item 5 below.

CUSIP No. .N20935 20 6

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     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).
        ............Fiat S.p.A.

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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ....................................................................
        (b) ....................................................................

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     3. SEC Use Only ...........................................................

--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions)

        ........................................................................

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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) .................
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     6. Citizenship or Place of Organization ...
        Fiat S.p.A. is organized under the laws of the Republic of Italy
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                  7. Sole Voting Power .........................................
Number of     ------------------------------------------------------------------
Shares
Beneficially      8. Shared Voting Power .......
Owned by
Each                 211,866,037* ..............................................
Reporting     ------------------------------------------------------------------
Person With
                  9. Sole Dispositive Power ....................................
              ------------------------------------------------------------------

     10. Shared Dispositive Power

         211,866,037* ..........................................................
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     11. Aggregate Amount Beneficially Owned by Each Reporting Person ..........

         211,866,037*
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) .....................................................
--------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11) ....................

         91.1%*
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     14. Type of Reporting Person (See Instructions)
         .......................................................................
         ...............HC, CO..................................................
         .......................................................................
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* The number of shares reflected in rows 8, 10 and 11 and the percentage reflected in row 13 assume the full conversion of Series A Preference Shares of the issuer as described in Item 5 below.

         This Amendment No. 5 (this "Amendment") amends the Statement on
Schedule 13D/A filed with the Securities and Exchange Commission by Fiat Netherlands Holding N.V. ("Holdings") and Fiat S.p.A. ("Fiat") on April 9, 2003, that amended the amended and restated Statement on Schedule 13D filed by Holdings and Fiat, as previously amended (the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D. Except as expressly indicated herein, all references to "Holdings" in the Schedule 13D are hereby deemed to be references to New Holding, as the corporate successor to Holdings.

ITEM 2. Identity and Background

Item 2 is hereby amended and restated in full as follows:

         (a)-(c) This statement is being filed by Fiat, a corporation organized under the laws of Italy and Fiat Netherlands Holding N.V. ("New Holding"), a corporation organized under the laws of the Kingdom of The Netherlands. The principal business address of Fiat is Via Nizza 250, Turin, 10126, Italy. Fiat and its consolidated subsidiaries (the "Group") are engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment and commercial vehicles. The Group also manufactures other products and systems, principally components, metallurgical products and production systems. In addition, the Group is involved in other sectors, including publishing and communications and service operations. The principal business address of New Holding is Prof. Bavincklaan, 5 Amstelveen, Amsterdam, The Netherlands.

         New Holding was created on September 5, 2003, through the merger (the "Merger") of Holdings and another subsidiary of Fiat into Iveco N.V., a company wholly owned (directly and indirectly) by Fiat. In connection with the Merger, Iveco N.V. effected a capital increase, issuing to Fiat and another wholly owned Fiat subsidiary a total of 61,389,795 new shares (par value Euro 46 per share), and changed its corporate name to Fiat Netherlands Holding N.V., which is referred to herein as New Holding. New Holding is the direct beneficial owner of 211,866,037 Shares. Fiat may be deemed to indirectly beneficially own the Shares held by New Holding. New Holding is principally engaged in the holding of shares of the Issuer and of other Group companies.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of each of Fiat and New Holding, each person controlling each of Fiat and New Holding and each executive officer and director of any corporation or other person in control of each of Fiat and New Holding is set forth in Schedule A and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.

ITEM 7.  Material to Be Filed as Exhibits

1.1 Joint Filing Agreement between Fiat and New Holding pursuant to Rule 13d-1(k)(1)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 10, 2003

                                     FIAT NETHERLANDS HOLDING N.V.

                                     By:  /s/ Ferruccio Luppi
                                     -----------------------------
                                     Name:  Ferruccio Luppi
                                     Title: Chairman of the Board

                                     FIAT S.p.A.

                                     By:  /s/ Bruno Cova
                                     -----------------------------
                                     Name:  Bruno Cova
                                     Title: Senior Vice President and General
                                            Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SCHEDULE A

Fiat Netherlands Holding N.V.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of New Holding. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is Fiat S.p.A., Via Nizza 250, Turin, 10126, Italy.

Name, Position with New Holding and                            Principal Employment, Employer and
-----------------------------------                            ----------------------------------
          Citizenship                                                      Business Address
          -----------                                                      ----------------
Ferruccio Luppi                                                Chief Financial Officer of Fiat
Chairman of the Board

Mauro Busi                                                     Chief Accounting Officer of Fiat
Director

Bart. Th. Derogee                                              Attorney
Director                                                       Nauta Dutilh
Citizen of The Netherlands                                     Weena 750
                                                               3014 DA Rotterdam
                                                               The Netherlands

Giulio Merlani                                                 Chairman and Managing Director of
Director                                                       IHF-Internazionale Holding Fiat S.A.
Citizen of Switzerland                                         Riva Paradiso, 14
                                                               CH-6902 Paradiso
                                                               Switzerland

Ernesto Rodoni                                                 Manager of IHF-Internazionale Holding Fiat S.A.
Director                                                       Riva Paradiso, 14
Citizen of Switzerland                                         CH-6902 Paradiso
                                                               Switzerland

Fiat S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is Fiat S.p.A., Via Nizza 250, Turin, 10126, Italy.

Name, Position with Fiat and                                   Principal Employment, Employer and
-----------------------------------                            ----------------------------------
          Citizenship                                                      Business Address
          -----------                                                      ----------------
Umberto Agnelli                                                Chairman of Fiat
Chairman of the Board

Giuseppe Morchio                                               Chief Executive Officer of Fiat
Director

Angelo Benessia                                                Attorney
Director                                                       Studio Benessia, Maccagno
                                                               Corso G. Ferraris, 71
                                                               10128 Turin
                                                               Italy

Luca Cordero di Montezemolo                                    Chairman and Chief Executive Officer of
Director                                                         Ferrari S.p.A.
                                                               Ferrari S.p.A.
                                                               Via Abetone Inf. 4
                                                               41053 Maranello (MO)
                                                               Italy

Flavio Cotti                                                   Consultant
Director                                                       Via alla Selva, 21
Citizen of Switzerland                                         6645 Brione sopra Minusio
                                                               Ticino (CH)

John Philip Elkann                                             Industrialist
Director

Luca Garavoglia                                                Chairman of Davide Campari-Milano S.p.A.
Director                                                         Davide Campari-Milano S.p.A.
                                                               Corso Turati, 27
                                                               20121 Milan
                                                               Italy

Franzo Grande Stevens                                          Attorney
Secretary of the Board                                         Via del Carmine, 2
                                                               10122 Turin
                                                               Italy

Herman-Joseph Lamberti                                         Chief Operating Officer for Deutsche Bank
Director                                                         Group's operations and information
Citizen of Germany                                               technology worldwide
                                                               Deutsche Bank AG
                                                               Taunusanlage 12
                                                               D-60325 Frankfurt am Main
                                                               Germany

Sergio Marchionne                                              Managing Director and Chief Executive Officer
Director                                                         of SGS Group Management Ltd
                                                               SGS Group Management Ltd
                                                               PO Box 2152
                                                               1, Place des Alpes
                                                               1211 Geneva
                                                               Switzerland

Daniel J. Winteler                                             Chief Operating Officer of IFIL S.p.A.
                                                                 IFIL S.p.A.
                                                               Corso Matteotti, 26
                                                               10121 Turin

Ferruccio Luppi                                                Chief Financial Officer of Fiat

Bruno Cova                                                     Senior Vice President and General Counsel
                                                                 of Fiat

Maurizio Beretta                                               Senior Vice President External Relations
                                                                 and Communications of Fiat

Pier Luigi Fattori                                             Senior Vice President Human Resources of Fiat

Roberto Pisa                                                   Senior Vice President Corporate
                                                                 Initiatives of Fiat

Eugenio Razelli                                                Senior Vice President Business
                                                                 Development and Strategies of Fiat

                                       10